
9:41
Create Account
Skip
What cause will you GO for?
SELECT A CHALLENGE
Courage & Feu
Sweat for Kivu International School
Join Challenge

ATLASGO

2019 Report

Dear investors,

We are happy to share an update about our progress in terms of revenue, product development and market readiness.

These are unprecedented times, even for a startup that is by definition faced with lots of uncertainty!

We are confident that our innovative product can help companies and nonprofits alike to cope with the challenges this new reality presents. We are doing everything we can to leverage the talent and dedication of our whole team to create opportunities out of the many challenges that we all are confronted with at the moment.

We are therefore confident to be on the right track to our next milestones while building a global community of sweaty change makers.

We are grateful for your continuous support!

We need your help!

There are three ways to help us!

1) Connect us with your favorite nonprofit organizations. We are helping nonprofits to digitalize their fundraising events and races. COVID-19 Update: the pandemic forces many nonprofits to cancel physical fundraising events and races. atlasGO can provide them with a solution to hold virtual events and races!

2) Companies are looking for ways to engage their employees digitally. If you know a company that could be interested in running an impactful employee engagement campaign, connect them with us. COVID-19 Update: we are providing campaigns that promote behavior such as personal hygiene, sports/exercise, nutrition, mindfulness while keeping morale and company culture front and center.

3) Join our #GO4trees challenge on www.go4trees.org! Your workouts and activities plant trees in California. Our goal is to plant 100,000 trees as a community as quickly as possible. It's free, it's fun, what are you waiting for? COVID-19 update: we have added indoor exercising, yoga and meditation as activities to unlock trees!

We thank you all for your continuous support and please reach out to us if have any questions or if you just want to chat!

Sincerely,

Magali Mathieu
Co-founder & Chief Partnership Builder

Thomas Querton
Co-founder & CEO

Olivier Kaeser
Co-founder & COO

Our Mission

We are building the world's leading fitness for good movement! Our market-proven solution helps our clients to build a competitive advantage among today's mission-driven consumers, employees and investors. As the world shifts towards impact, it now is the time to scale atlasGO to help many more nonprofits, corporations and our community of sweaty changemakers raise funds, awareness, and engagement around the globe. Let's GO!

See our full profile

How did we do this year?

Report Card

B-

The Good

ARR: 80+% of our clients return
Our clients are happy with our product & service

Revenue Growth/Client: up to 1,000%
We are signing bigger and longer contracts

Product innovation and diversification
We are generating revenue with all three products

The Bad

Sales Cycle: 6+ Month
Closing contracts takes us longer than expected

Avg. Contract Size: $4.3k
We were not able to secure a $50k+ contract (yet)

BD Team Turnover
We have issues building a strong sales team

2019 At a Glance

January 1 to December 31

$143,582 +144%
Revenue

-$508,589
Net Loss

$19,439 [6%]
Short Term Debt

$427,321
Raised in 2017

$227,810
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

atlasGO is a community of sweaty changemakers! An app where every step makes a difference.

Our product can be either limited to a corporation's employees as a tool for employee engagement, CSR, and wellness or open to anyone across the globe that wants to make a difference in their community. In 2019 we have also started to organize virtual races for nonprofit organizations. So far, ten thousands of sweaty changemakers raised $1M+ for nonprofits around the world!

We are building the world's leading fitness for good movement! Our market-proven solution helps our clients to build a competitive advantage among today's mission-driven consumers, employees and investors. As the world shifts towards impact, it now is the time to scale atlasGO to help many more nonprofits, corporations and our community of sweaty changemakers raise funds, awareness, and engagement around the globe. Let's GO!

Milestones

Atlas Unlimited, Inc was incorporated in the State of Delaware in June 2016.

Since then, we have:

- Generated $200k+ in early revenue. Raised $1M+ for nonprofits around the world.
- 26 corporate clients including PayPal, Google, Swiss Re, Lululemon.
- Raised $1.4M+ in Seed Capital.
- Launched global challenges with engagement in more than 18 countries.
- Core team with a proven track record in the impact, employee engagement, CSR and mobile app development space.
- Strong network of advisors and industry partners such as Strava and Garmin.
- Benefit Corporation and Certified B Corp named Best for the World Honoree 2018 and 2019.

Historical Results of Operations

Our company was organized in June 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues.* For the period ended December 31, 2019, the Company had revenues of $143,582 compared to the year ended December 31, 2018, when the Company had revenues of $58,726 in 2018 and $9,428 in 2017.
- *Assets.* As of December 31, 2019, the Company had total assets of $344,375, including $227,811 in cash. As of December 31, 2018, the Company had $$360,351 in total assets, including $337,012 in cash.
- *Net Loss.* The Company has had net losses of $508,587 and net losses of $433,979 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $19,439 for the fiscal year ended December 31, 2019 and $26,821 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $48,000 in debt and $1,464,697 in SAFEs.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Atlas Unlimited, Inc cash in hand is $227,810, as of January 2020. Over the last three months, revenues have averaged $18,581/month and operational expenses have averaged $55,106/month, for an average burn rate of $53,025 per month. Our intent is to be profitable in 24 months.

From an operations perspective, we grew our tech team and added our first business development employees recently. We also started to pay the founding team modest salaries to cover basic expenses. From a revenue perspective, we were able to quarterly increase our revenue in 2018, 2019 and work hard to make this trend continue into 2020.

Our goal for 2018 is to reach 6 figure revenues and to kick-off 2019 with signing more substantial clients. We unfortunately clearly missed our 2018 goal but posted 6 figure revenues in 2019.

Net Margin: -354% **Gross Margin: -16%** **Return on Assets: -148%** **Earnings per Share: -$50,858.90**

Revenue per Employee: $20,512 **Cash to Assets: 66%** **Revenue to Receivables: 1,288%** **Debt Ratio: 6%**

Atlas_Unlimited_Inc_PL_2018.pdf

Atlas_Unlimited_Inc_Cash_Flow_2018.pdf

Atlas_Unlimited_Inc_Balance_Sheet_2018.pdf

atlasGO_FS_2019.pdf

atlasGO_FS_2016_2017_-_FINAL_Reviewed.pdf

We ❤ Our 113 Investors

Thank You For Believing In Us

Evan J SEGAL
Mindy Christensen
Jerome De Boeck
Joanina Rn
Sahithi Divi
Christophe Thibaut De Ma...
Pascal Kaeser
Emmanuelle David
Luca Kitschmann
Mathieu Helene
Sebastien Geldof
Rachel Berdan
Emily Normile
Cedric Vandermeersch
Giuseppe Luca Di Gregorio
Nicole Lipset
Maximilien De Zegher
Aimee Grace B Tapeceria
Matthieu Speeckaert
Simon Rockangel
Karen Reed
Tracy Tiernan
Christine Nazareno
Maria Grabowska
Hadelin Rosseeuw
Heinz Kaeser
Julia Tucoulat
Damian Felchlin
David N. Bresch
Tiphaine Boyer
Michael Kacka
Lila Ravve
Katie Nepton
Kurt Grela
Grant Xavier Storer
Melody Serra
Caroline Blanchard
Patrick Schuler
Jillian Ivey Sidoti
Dagneau De Richecour
Rosa Pellicer
Amy Kuchta
Tanal Basma
Curdin Duschletta
Patricia Rigoni
Thoralf Gutierrez
Jonathan Teng
Rahel Gerber
Joel Genazzi
Christopher Calvi
Doug Price
Alison Kjeldgaard
Camilo Bonilla
Kenneth C Brown
Carsten Rubsaamen
Elodie Young
Chris Agresta
Odile Huber
Christian Forthomme
Balaji Karuppusamy
Pierre Arnold CAMPHUIS
Jim Maloney
Gary Rosenberg
Jenny Po Wah Yu
Kevin O'Connell
Olivia Kronemeyer
Charly Coppieters
Arnaud De Lhnx
Dominic Toselli
Pierre Schmit
Katie Burns
Anissa Metri
Sheena Caines
Simon Moser
David Tran
Theodore Brown
Mary Recendez
Martin Timmermans
Felipe Stevenson
Meena Palaniappan
Raghu (Raghupati) B Iyer
Charles Brown
Selinda Martinez
Compa Marin
Wiktor Schmidt
Alica Kaufman
Dorian Dormal
Anne Cocquyt
Gloria Su
Nadja Krawetz
Joshua L Sabol
Jonny Hick
Patrick McManus
Eric Boucher
Bryson Brown
Rudolf Rigoni
Adam Garone
Aaron Salamon
Le Tuong-Vy
Michael Austin
Jordan Baez
Philippe Delecheneau
Cody Heisinger
Nerwa Kariakous
Christine O'Connell
David Krupa
S. Lea Langdon
Lucy Jodlowska
Claudia Sandoval
Alicia Montoya
Sara Broyles
Koen Bonte
Nicholas Wallace

Thank You!

From the atlasGO Team



Magali Mathieu

Co-founder & Chief Partnership Builder



Thomas Querton

Co-founder & CEO



Olivier Kaeser

Co-founder & COO



Seo Townsend

Chief Technology Officer

Co-founder of SocialProof.ai, Check Compass, and Fittr



Ravali Peddi

Software Developer

Proficiency in Programming, Web Technologies, Client-Server Architecture, Socket Programming API



Nadege Hacq

Business Development EU



Joseph Akhenda

Senior Software Developer

Telecommunication and Information Engineer/Developer with a strong technical background



Alejandra C. Garcia

Business Dev, Europe

Co-Founder "Sport Charity Mwanza", experience managing a number of sport events and tournaments.



Jeffrey LaBrot

Advisory Board Member

VP of TMX Group - Toronto Stock Exchange / Toronto Venture Exchange



Linda Glassel

Advisory Board Member

VP Operations, BOMF. Creative brand strategist with global experience building world class brands.



Christophe Querton

Advisory Board Member

Ex Google Engineer



Larry Louie

Advisory Board Member

Professor at Hult International Business School



Claude Mathieu

Advisory Board Member

Angel Investor, President & Founder at La Chaise Invest

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Thomas Roch Querton	Student @ Student	2016
Olivier Arthur Kaeser	COO/CFO at Atlas Unlimited Inc. @ Altas Unlimited Inc.	2016
Magali Maud Mathieu	Chief Partnership Builder at Atlas Unlimited Inc. @ Atlas Unlimited Inc.	2016

Officers

OFFICER	TITLE	JOINED
Thomas Roch Querton	CEO President	2016
Olivier Arthur Kaeser	COO	2016
Magali Maud Mathieu	Chief Partnership Builder	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Olivier Arthur Kaeser	3,000,000 Common Stock	30.0%
Magali Maud Mathieu	3,000,000 Common Stock	30.0%
Thomas Roch Querton	4,000,000 Common Stock	40.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2016	$20,000	Safe	Regulation D, Rule 506(b)
06/2017	$30,000	Safe	Regulation D, Rule 506(b)
01/2017	$50,000	Safe	Regulation D, Rule 506(b)
06/2017	$50,000	Safe	Regulation D, Rule 506(b)
02/2017	$20,000	Safe	Regulation D, Rule 506(b)
07/2017	$20,000	Safe	Regulation D, Rule 506(b)
02/2017	$25,000	Safe	Regulation D, Rule 506(b)
09/2017	$25,000	Safe	Regulation D, Rule 506(b)
09/2017	$50,000	Safe	Regulation D, Rule 506(b)
04/2017	$53,478	Safe	Regulation D, Rule 506(b)
11/2017	$119,199	Safe	Regulation D, Rule 506(b)
02/2018	$50,000	Safe	Regulation D, Rule 506(b)
07/2018	$117,245	Safe	Regulation D, Rule 506(b)
08/2018	$75,000	Safe	Regulation D, Rule 506(b)
08/2018	$75,000	Safe	Regulation D, Rule 506(b)
09/2018	$117,245	Safe	Regulation D, Rule 506(b)
12/2018	$50,000	Safe	Regulation D, Rule 506(b)
10/2018	$30,000	Safe	Regulation D, Rule 506(b)
11/2018	$60,209	Safe	Regulation D, Rule 506(b)
01/2019	$40,000	Safe	Regulation D, Rule 506(b)
02/2019	$25,000	Safe	Regulation D, Rule 506(b)
04/2019	$50,000	Safe	Regulation D, Rule 506(b)
07/2019	$50,000	Safe	Regulation D, Rule 506(b)
06/2019	$40,000	Safe	Regulation D, Rule 506(b)
05/2019	$50,000	Safe	Regulation D, Rule 506(b)
09/2019	$100,000	Safe	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Olivier Arthur Kaeser	06/27/2016	$11,111	$404	2.5%	06/27/2026	
Thomas Roch Querton	06/27/2016	$17,777	$645	2.5%	06/27/2026	
Magali Maud Mathieu	06/27/2016	$11,111	$404	2.5%	06/27/2026	
Thomas Roch Querton (via Kiva.org)	10/26/2016	$8,000	$4,722	0.0%	10/26/2026	Yes

Related Party Transactions

Name	Charlotte Lhoist
Amount Invested	$117,245
Transaction type	Safe
Issued	07/17/2018
Discount rate	0.0
Valuation cap	$4,500,000
Relationship	Mother of Thomas Roch Querton

Name	Clementine Querton
Amount Invested	$75,000
Transaction type	Safe
Issued	08/20/2018
Discount rate	0.0
Valuation cap	$4,500,000
Relationship	Sister of Thomas Roch Querton

Name	Juliette Querton
Amount Invested	$75,000
Transaction type	Safe
Issued	08/20/2018
Discount rate	0.0
Valuation cap	$4,500,000
Relationship	Sister of Thomas Roch Querton

Name	Thomas Roch Querton
Amount Invested	$117,245
Transaction type	Safe
Issued	09/21/2018
Discount rate	0.0
Valuation cap	$4,500,000
Relationship	Director/Officer at Atlas Unlimited Inc.

Name	Thomas Roch Querton
Amount Invested	$119,199
Transaction type	Safe
Issued	11/13/2017
Discount rate	20.0
Valuation cap	$3,000,000
Relationship	Director at Atlas Unlimited Inc.

Name	Augustin Querton
Amount Invested	$25,000
Transaction type	Safe
Issued	02/15/2017
Discount rate	20.0
Valuation cap	$3,000,000
Relationship	Brother of Thomas Roch Querton

Name	Claude Mathieu
Amount Invested	$20,000
Transaction type	Safe
Issued	12/18/2016
Discount rate	20.0
Valuation cap	$3,000,000
Relationship	Father of Magali Maud Mathieu

Name	Augustin Querton
Amount Invested	$25,000
Transaction type	Safe
Issued	09/15/2017
Discount rate	20.0
Valuation cap	$3,000,000
Relationship	Brother of Thomas Querton

Name	Christophe Querton
Amount Invested	$50,000
Transaction type	Safe
Issued	09/04/2017
Discount rate	20.0
Valuation cap	$3,000,000
Relationship	Brother of Thomas Roch Querton

Name	Thomas Koch Querton
Amount Invested	$8,000
Transaction type	Loan
Issued	10/31/2016
Outstanding principal plus interest	$4,722 as of 09/2018
Interest	0.0 per annum
Maturity	09/23/2018
Outstanding	Yes
Current with payments	Yes
Relationship	Officer of Company

Name	Claude Mathieu
Amount Invested	$30,000
Transaction type	Safe
Issued	06/23/2017
Discount rate	20.0
Valuation cap	$3,000,000
Relationship	Father of Magali Maud Mathieu

Name	Augustin Querton
Amount Invested	$50,000
Transaction type	Safe
Issued	07/03/2019
Discount rate	0.0
Valuation cap	$4,500,000
Relationship	Brother of Thomas Roch Querton

Name	Claude Mathieu
Amount Invested	$40,000
Transaction type	Safe
Issued	01/31/2019
Discount rate	0.0
Valuation cap	$4,500,000
Relationship	Father of Magali Maud Mathieu

Name	Thomas Roch Querton
Amount Invested	$100,000
Transaction type	Safe
Issued	09/11/2019
Discount rate	0.0
Valuation cap	$4,500,000
Relationship	Officer of company

Name	Thomas Roch Querton
Amount Invested	$40,000
Transaction type	Safe
Issued	06/16/2019
Discount rate	0.0
Valuation cap	$4,500,000
Relationship	Officer of Company

Name	Christophe Querton
Amount Invested	$50,000
Transaction type	Safe
Issued	04/20/2019
Discount rate	0.0
Valuation cap	$4,500,000
Relationship	Brother of Thomas Roch Querton

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	11,111,111	10,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	1,111,111

Risks

We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so, which the Board of Directors may never decide to do. Atlas Unlimited Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next three years or thereafter, or that we will generate sufficient revenues to pay dividends to the holders of shares of the company's stock.

Atlas Unlimited Inc.'s founders currently own all of the company's stock. The founders also currently are the company's sole members of its Board of Directors, and therefore have significant control over the management of the company and the direction of its policy and affairs. This concentrated control in the company will limit SAFE investors' ability to influence company matters.

As fully described in the SAFE, the terms of the SAFE may be amended without the SAFE investor's consent

Unlike a traditional SAFE, the SAFE offered through WeFunder in the present offering includes significant delegation of rights of the investor to a "Designated Lead Investor" (as defined in the SAFE) selected by the company, and to the company's CEO. Specifically, and as more comprehensively explained in the SAFE, the SAFE investor irrevocably delegates the right for the Designated Lead Investor to do each of the following on behalf of the SAFE investor: (i) give and receive notices and communications on behalf of the investor, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under the SAFE, and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. In addition, and as more comprehensively explained in the SAFE, the SAFE investor irrevocably delegates the right for the CEO to do each of the following on behalf of the SAFE investor: (i) vote all shares of the "Capital Stock" (as defined in the SAFE) issued pursuant to the terms of the SAFE as the holders of a majority of the shares of "Standard Preferred Stock" (as defined in the SAFE) vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of the CEO's authority under the SAFE, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. Further, the SAFE includes language that significantly absolves the CEO of responsibility for such acts taken on behalf of the SAFE investor. As such, and for the sake of clarity, the SAFE effectively delegates the SAFE investor's voting rights and rights to take further actions and negotiate on its own behalf.

The SAFE has numerous transfer restrictions and will be highly illiquid, with no secondary market on which to sell them. The SAFE does not grant equity interests, has no ownership rights, has no rights to the company's assets or profits and has no voting rights or ability to direct the company or its actions.

In addition, the company may never undergo a Liquidity Event such as a sale of the company or an IPO. If neither the conversion of the SAFE nor a liquidity event occurs, the Purchasers could be left holding the SAFE in perpetuity. Upon a "Dissolution Event" (as defined in the SAFE), such as the dissolution of the company prior to conversion of the SAFE, it is possible that the company will not have sufficient funds, or any funds, available to return the investment to SAFE investors. Further, the company has the right to return the capital received by the SAFE investor if the company believes it would be required to register a class of its securities under the Securities Exchange Act of 1934 and if the fair market value of the SAFE is determined to be less than the amount invested via the SAFE.

The company may never receive further investment, and even if it is able to raise further investment, such investment may not qualify as an "Equity Financing" as defined in the Simple Agreement for Future Equity ("SAFE"). In the event that the company does not ever enter into a future Equity Financing, the SAFE investors do not have any right to covert their SAFE into equity securities of the company unless there is a "Liquidity Event" (as defined in the SAFE). And in such case, the company may not offer the option for SAFE investors to convert the SAFE into equity securities of the company.

Design and mechanical errors or failure to follow operations protocols and procedures could cause our systems to fail, resulting in interruptions in our platform. Any such interruptions or delays, whether as a result of third-party error, our own error, natural disasters, or security breaches, whether accidental or willful, could harm our relationships with customers and cause our revenue to decrease and/or our expenses to increase. These factors in turn could further reduce our revenue and subject us to liability, which could materially adversely affect our business.

We currently use third-party service providers to handle many components of our operations. These service providers may themselves rely on third-party data center hosting facilities or other service providers. The continuous availability of our service depends on the operations of these service providers, on data facilities, on a variety of network service providers, on third-party vendors, and on data center operations staff. In addition, we depend on the ability of our third-party providers to protect the facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, and similar events. If there are any lapses of service or damage to the facilities, we could experience lengthy interruptions in our service as well as delays and additional expenses in arranging new service providers and services. Even with current disaster recovery arrangements, our business could be harmed.

We are dependent on general economic conditions. Our business model is dependent on companies investing in employee engagement, cause marketing campaigns and corporate social responsibility programs. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future availability of corporate and private donations as well as investments of corporations in cause marketing and employee engagement campaigns, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current and future economic conditions on its financial condition, operating results and cash flow

Further, changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to operate our business. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits, and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to operate our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with other binding laws or with our current policies and practices. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage to our reputation, and harm to our business.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data users. There are federal, state, and foreign laws regarding privacy, and the storing, sharing, use, disclosure, and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed, and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims, and sustain monetary penalties, or other harms to our business.

In the event we are required or decide to register as a commercial fundraiser, commercial coventurer, or other similar type of registration that may be required for a business that assists charities with raising funds for their work, our current business model could be affected. Under our current structure, we believe we are not required under federal, state, local, and international laws to register as a commercial fundraiser, commercial coventurer, or other similar type of registration that may be required for a business that assists charities with raising funds for their work; however, the regulations for commercial fundraisers, commercial coventurers, and other similar type of registrations come from a patchwork of federal, state, local, and international laws and we may not be aware of legal requirements that may apply to our business. Further, we may decide for business reasons or we may be required to register as a commercial fundraiser, commercial coventurer, or other similar type of registration that may be required for a business that assists charities with raising funds for their work, which would increase our costs, especially our costs associated with compliance with such requirements and our business model and revenue may be significantly adversely impacted by such requirements. If we are required but decide not to register as a commercial fundraiser, commercial coventurer, or other similar type of registration that may be required for a business that assists charities with raising funds for their work, we may not be able to continue to operate under our current business model, which could have a significant adverse impact on our revenue and our ability to continue business operations.

The company's business involves using third parties' trademarks and trade names, such as the names and logos of the company's corporate sponsors and charities who benefit from the company. While we obtain contractual approval for such use, there is a risk that a third party could determine that our use of their names or logos is beyond the scope of such approval or that such approval was not properly granted. As such, the company could be at risk of a claim for trademark infringement or a violation of publicity rights.

Because the company's business fundamentally involves a platform in which end-users of the platform track their physical performance, and because the company organizes physical events, such as group running events, there is a risk of personal injury or property damage that could arise while individuals use the platform or during an event organized by the company. While we strive to limit such risks through the use of insurance, contractual waivers, and other precautionary steps, it is possible that the company could have significant liability that arises as a result of any such personal injury or property damage that occurs while individuals use the platform or during an event organized by the company.

We operate in a fairly regulated industry. We may be subject to regulation and failure to comply with such regulation could have an adverse effect on our business. In addition, some of the restrictions and rules applicable to potential subsidiaries in other countries could adversely affect and limit some of our business plans in the future.

Any valuation at this stage is difficult to assess. The valuation cap for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

As our business scales volume of work increases, we will require increasing amounts of capital to build our operations. We have to carefully manage capital to generate significant revenue and be profitable. This need for capital will require us to find additional investors. Our inability to attract sufficient capital at all or on favorable terms will impact our ability to grow and remain in business.

We depend heavily on our relationships and our reputation to attract corporate partners as well as charities that benefit from our business, many of whom we reach either through our limited networks or by word of mouth. If for any reason our reputation suffers, we may face difficulties attracting such partners, which could in turn affect our ability to generate revenue and continue to operate our business. If our reputation suffers, we will also face difficulty in attracting additional investors.

We rely on the work of our personnel and will continue to do so increasingly into the future. Competition for highly skilled personnel, especially engineering and data analytics personnel, is extremely intense, and we could face difficulty identifying and hiring qualified individuals in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In particular, candidates making employment decisions, specifically in high-technology industries, often consider the value of any equity they may receive in connection with their employment. Any significant volatility in the value, or the perceived market value, of our stock after any offering may adversely affect our ability to attract or retain highly skilled technical, financial, marketing, or other personnel.

We are an early stage company and have only generated marginal profits. Atlas Unlimited Inc. was formed in 2016. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, managing its growth and the entry of competitors into the market.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Atlas Unlimited, Inc

- Delaware Public Benefit Corporation
- Organized June 2016
- 7 employees

77 Van Ness Avenue
Ste 101
San Francisco CA 94102

http://www.atlasgo.org

Business Description

Refer to the atlasGO profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

atlasGO has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

They failed to submit an annual report in the past.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/atlasgo/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*